August 24, 2007

Mark P. Shuman, Esq.
Branch Chief - Legal
Division of Corporation Finance
Security and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

VIA FACSIMILE 202-772-9210

Re:	On2 Technologies, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed August 17, 2007
SEC File No. 1-15117

Dear Mr. Shuman:

On behalf of our client, On2 Technologies, Inc. (the “Company”), this letter constitutes the Company’s response to your letter dated August 23, 2007 (the “Comment Letter”) setting forth the Staff’s comments to the Company’s Amended Preliminary Proxy Statement referenced above. Please note that all factual information with respect to the Company included in this letter was provided to us by the Company.

Contemporaneously with providing you with this letter, we are filing a Definitive Proxy Statement (the “Definitive Proxy Statement”) which contains modifications to the Amended Preliminary Proxy Statement that address the Staff’s comments as described herein. Per our telephone conversation with Rebekah Toton, we included updated disclosures in response to the Comment Letter and filed the Definitive Proxy Statement rather than filing a further amended preliminary proxy statement. For ease of reference, we have restated the Staff’s comments in italicized text and provided our responses below.

Questions and Answers About the Proposed Transaction, pages 1-6

1.
Please refer to prior comment 4 in our letter dated August 3, 2007. Revise your answer to the question regarding the timing of the completion of the exchange offer (at the top of page 3) to disclose that completion of the exchange offer also depends upon meeting the closing conditions and the effectiveness of the S-4 registration statement on which you intend to register the offering.

The Company has clarified in the Definitive Proxy Statement under the Question-and-Answer captioned “When do On2 and Hantro expect to complete the share exchange” by referencing the conditions precedent to closing and the requirement that the shares to be issued to the Hantro securityholders be registered on Form S-4.

2.
Please revise the answer to the first question on page 4 (regarding consummation of the exchange offer being conditioned on the approval of proposals 1, 2, and 3) to note that these conditions may be waived by the stockholders of Hantro.

The Company has clarified in the Definitive Proxy Statement under the Question-and-Answer captioned “What will happen if the bylaw amendment (Proposal No. 1), the election of Pekka Salonoja (included in Proposal No. 2) or the increase of authorized shares (Proposal No. 3) are not approved” that these conditions may be waived by the Hantro securityholders.

Proposal 3, page 59

3.
Please refer to prior comments 2 and 5 in our letter dated August 3, 2007. We note the revisions on pages 59 and 65 made in response to our prior comments. However, we continue to be concerned that our disclosure does not describe the possible aggregate impact of the approval of proposals 2 through 7 on your capital structure clearly and succinctly. Consider including a table here or in your disclosure on proposal 5 that describes on the incremental impact of the approval of each of proposals 2 - 7 on your authorized capital stock, issued and outstanding shares, shares reserved but not issued, and shares available for issuance upon the approval of each proposal.

The Company has included in the Definitive Proxy Statement expanded disclosure in tabular form illustrating the cumulative effect on the Company’s common stock that is authorized, issued and outstanding, reserved and unissued and available for issuance resulting from the actions sought to be implemented under the various proposals. This information is included under both Proposal No. 3 and Proposal No. 5.
* * *
Thank you very much for your assistance in this matter. Should there be any questions, please do not hesitate to contact the undersigned (direct telephone no. 212-548-2160), Jason Scott (direct telephone no. 704-373-8862) or Patrick Zabatta (direct telephone no. 212-548-2164).
Yours truly,
/s/ PATRICK ZABATTA FOR WILLIAM NEWMAN
William A. Newman

cc:	Rebekah Toton, Esq., Securities and Exchange Commission
Bill Joll, On2 Technologies, Inc.
Matt Frost, Esq., On2 Technologies, Inc.